EXHIBIT (d)(2)(A)

Term Insurance rider for Other Insured Persons

THE UNION CENTRAL LIFE INSURANCE COMPANY

Cincinnati, Ohio

TERM INSURANCE RIDER

FOR OTHER INSURED PERSONS

PERSONS INSURED. This rider insures each other person named in the application for insurance under this rider and in the schedule.

PAYMENT OF INSURANCE. We will pay the death benefit of any person insured under this rider as soon as we receive proof  that the other insured person died while this rider was in force, and before the expiry date for that person, and other proof that we may require in order to investigate the claim. We will pay the benefit amount shown in the schedule for that person. The benefit will be paid to the designated beneficiary, if any; otherwise to

(1)   you, if living; otherwise to

(2)   your estate.

BENEFIT AMOUNT CHANGES. On or after one year from the policy date for this rider, you may change any benefit amount under this rider, by notice to us. Any change is subject to the following conditions:

(1)   Any increase will require proof. An approved increase will have an effective date as shown in the schedule at the time of the increase.

(2)   A decrease will be effective on the monthly date following our receipt of notice. Any reduction will be made in the following order:

(a)   against the most recent increase in insurance;

(b)   against the next most recent increase in insurance;

(c)   against the initial amount.

(3)   Any decrease is subject to a minimum benefit amount of $25,000 for each other insured person.

CONVERSION PRIVILEGE. You may convert the insurance on each other insured person under this rider without proof, to a new policy if:

(1)   the amount of the new policy is at least $25,000;

(2)   you give us notice;

(3)   the amount of the new policy covering each other insured person does not exceed the amount of insurance provided for that person under this rider on the date of conversion; and

(4)   the insurance on the life of each other insured person under this rider is converted before the  annual date nearest age 75 of that person.

After the anniversary nearest age 75, upon the death of the primary insured, an other insured person has 30 days to convert the insurance under this rider without proof to a new permanent policy by paying to us an amount equal to the net single premium, or the maximum premium amount set by us, for the new permanent policy.

The new policy may be any permanent plan issued by us on the date of conversion. The new policy will be the same class of risk as the insurance converted. The date of conversion will be the monthly date following notice to us. The policy date of the new policy will be the date of conversion. The incontestability and suicide provisions of the new policy shall be measured from the date of this rider for the person converting. The rate for the policy will not exceed our then published rate at the age of the person converting on the birthday nearest the date of conversion. The person converting is no longer insured by this rider after the conversion.

AGE AND GENDER. If the insured's age or gender has been misstated, we will make the following adjustments:

(1)   If the misstatement is discovered at death, the death benefit amount will be adjusted based on what the cost of insurance rate as of the most recent monthly date would have purchased at the insured's correct age and gender.

(2)   If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the insured's correct age and gender beginning on the next monthly date.

For a rider based on blended cost of insurance rates (see schedule for basis), a misstatement of gender will not result in an adjustment. However, if the insured's age has been misstated, an adjustment will be made to reflect the correct age as follows:

(1)   If the misstatement is discovered at death, the death benefit will be adjusted based on what the cost of insurance rate as of the most recent monthly date would have purchased at the insured's correct age.

(2)   If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the insured's correct age beginning on the next monthly date.

INCONTESTABILITY. In the absence of fraud, we will not contest this rider with respect to each other insured after insurance on that person has been in force during that person's life for two years; nor will we contest any increased benefit later than two years after its effective date.

SUICIDE. If any person insured under this rider commits suicide (while sane or insane) within two years after the date that person's insurance starts, our total liability will be to return the monthly cost for that insurance. If any person insured under this rider commits suicide (while sane or insane) within two years after the effective date for an increase in the benefit amount, our total liability for that increase will be to return the monthly cost for that increase.

TERMINATION. This rider will terminate:

(1)   when the policy terminates; or

(2)   on the first monthly date after the you give us notice; or

(3)   when there is no other insured person covered by this rider; or

(4)   the base insured reaches age 100; or

(5)   when each other insured person covered by this rider reaches age 100.

In the event of the death of the primary insured, coverage on an other insured will continue until the next monthly date. If the policy terminates for a reason other than lack of a required premium, you or any person insured under this rider may exercise the conversion privilege within 31 days of the date insurance stops.

REINSTATEMENT. You may put this rider back in force for each other insured person whose expiry date has not passed if:

(1)   you give us notice;

(2)   the policy is in force;

(3)   each insured person whose insurance will be put back in force gives  us proof  within five years after the date insurance on that person stopped; and

(4)   payment is made of enough premium to keep this rider in force for two months.

CONTRACT. This rider is made a part of the policy and is based on the application and any supplemental applications for this rider.

MONTHLY DEDUCTIONS. We will deduct the monthly cost of this rider until it terminates.

RIDER SPECIFICATIONS. The policy date, issue date, expiry dates, benefit amounts and monthly costs for this rider are shown in the schedule.

THE UNION CENTRAL LIFE INSURANCE COMPANY

Secretary	President